
# Find balance in diversification

## Sit Balanced Fund

**FASTTRACK:** Daily Prices | Account Access | Mutual Fund Performance | Contact Us

## SIT BALANCED FUND

Ticker: SIBAX

**Overview** | Returns | Risk | Holdings

Information reported as of September 30, 2019

### Fund Details

| | |
|---|---|
| Inception Date: | 12/31/93 |
| Fund Assets (Millions): | $34.8 |
| | |
| Ticker: | SIBAX |
| CUSIP: | 82980D-20-2 |
| Minimum Investment Amount: | $5,000 |
| Minimum IRA Investment Amount: | $2,000 |
| Expense Ratio: | 1.00% |

### Average Annual Returns (%)



Legend: ● Sit Balanced Fund ● S&P 500® Index ● Bloomberg Barclays Aggregate Bond Index

(Categories: 3 Month, 1 Year, 3 Year, 5 Year, 10 Year, Since Inception)

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed when shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

## Fund Objectives and Strategy

The Sit Balanced Fund seeks long-term growth consistent with preservation of principal and to provide regular income to shareholders by investing in a diversified portfolio of stocks and bonds. In seeking to achieve its long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

## Risk-Reward Profile



LOW ▲ HIGH

The Sit Balanced Fund has moderate risk and moderate reward potentials.

## Investment Style

The Fund invests in large cap growth stocks and high quality, intermediate-duration bonds.

## Investment Adviser

The Sit Mutual Funds' investment adviser is Sit Investment Associates, Inc., an employee-owned firm founded in 1981 in Minneapolis, Minnesota and currently manages $13.4 billion (as of 9/30/19). The firm's sole business is investment management.

## Portfolio Management



Roger J. Sit     Bryce A. Doty     Ronald D. Sit

## Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary* page.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Bloomberg Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

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## FUND PRICES
*Current Share Price*

## HOW TO INVEST
*Instructions*
*Applications*
*Summary Prospectus*

## MANAGE MY ACCOUNT

**1-800-332-5580**
Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

## THE SIT MUTUAL FUNDS

Select a Fund ▾

## ADDITIONAL RESOURCES
*Fact Sheet*
*Summary Prospectus*
*Statutory Prospectus*
*Statement of Additional Information*
*Annual Report*

# SIT BALANCED FUND

**Ticker: SIBAX**

| Overview | Returns | Risk | Holdings |

Information reported as of September 30, 2019

## Average Annual Returns (%)



|  | Annualized Returns | | | | | |
|---|---|---|---|---|---|---|
|  | Three Month | One Year | Three Year | Five Year | Ten Year | Since Inception* |
| **Sit Balanced Fund** | **1.22** | **4.49** | **9.42** | **7.74** | **8.83** | **7.08** |
| S&P 500® Index | 1.70 | 4.25 | 13.39 | 10.84 | 13.24 | 9.59 |
| Bloomberg Barclays Aggregate Bond Index | 2.27 | 10.30 | 2.92 | 3.38 | 3.75 | 5.27 |

*Inception Date of 12/31/93

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed when shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

## Returns by Year (%)

|  | Fund | Stock Index | Bond Index |
|---|---|---|---|
| 2010 | 10.51 | 15.06 | 6.54 |
| 2011 | 2.04 | 2.11 | 7.84 |
| 2012 | 9.95 | 16.00 | 4.22 |
| 2013 | 18.36 | 32.39 | -2.02 |
| 2014 | 9.15 | 13.69 | 5.97 |
| 2015 | 2.25 | 1.38 | 0.55 |
| 2016 | 4.60 | 11.96 | 2.65 |
| 2017 | 17.74 | 21.83 | 3.54 |
| 2018 | -2.73 | -4.38 | 0.01 |
| 2019 | 14.13 | 20.55 | 8.52 |

## Growth of $10,000

From September 30, 2009 to September 30, 2019



## Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Bloomberg Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

---

**FUND PRICES**

*Current Share Price*

**HOW TO INVEST**

*Instructions*
*Applications*
*Summary Prospectus*

**MANAGE MY ACCOUNT**

**1-800-332-5580**

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

**THE SIT MUTUAL FUNDS**

Select a Fund ⇕

**ADDITIONAL RESOURCES**

*Fact Sheet*
*Summary Prospectus*
*Statutory Prospectus*
*Statement of Additional Information*
*Annual Report*

 
# SIT BALANCED FUND

Ticker: SIBAX

Equity Cap Size: Small
Equity Investment Style: Growth

Fixed Income Quality: High
Fixed Income Duration: Intermediate

| Overview | Returns | Risk | Holdings |

Information reported as of September 30, 2019

## Return Volatility



- ● Sit Balanced Fund
- ● S&P 500® Index
- ● Bloomberg Barclays Aggregate Bond Index

3-Year Standard Deviation

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. For complete performance data see the *Balanced Fund returns page*.

## Notes

Performance figures are historical and do not guarantee future results. Investment returns and principal will vary, and you may have a gain or loss when you sell shares.

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page*.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. Standard Deviation is a statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. Standard deviation was calculated using the most recent monthly returns for a 3 year period. Refer to the prospectus for specific risks. The fund's measure of volatility is subject to change without notice as market or economic conditions change, and such changes may include significant and nonrecurring volatility events. Historical volatility is not necessarily indicative of future volatility and there is no guarantee that in any time period any one fund will be more or less volatile than any other fund.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Bloomberg Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

## SIT BALANCED FUND

**Ticker: SIBAX**

| Overview | Returns | Risk | **Holdings** |

Information reported as of September 30, 2019

### Asset Allocation (%)

*Click on chart segments for detailed information.*



- 59.0 Stocks
- 33.6 Bonds
- 7.4 Cash & Other Net Assets

### Top 5 Equity Holdings

| Company | % of Net Assets |
| --- | --- |
| Microsoft Corp. | 2.9 |
| Visa, Inc. | 2.7 |
| Apple, Inc. | 2.7 |
| Alphabet, Inc. | 2.4 |
| Amazon.com, Inc. | 2.0 |
| Numbers of Holdings: 220 | Top 5: 12.8 |

### Portfolio Holdings

 *Complete List of Holdings for the Balanced Fund as of June 30, 2019.*

### Notes

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Bloomberg Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

### FUND PRICES

*Current Share Price*

### HOW TO INVEST

*Instructions*
*Applications*
*Summary Prospectus*

### MANAGE MY ACCOUNT

**1-800-332-5580**

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

### THE SIT MUTUAL FUNDS

Select a Fund ⇕

### ADDITIONAL RESOURCES

*Fact Sheet*
*Summary Prospectus*
*Statutory Prospectus*
*Statement of Additional Information*
*Annual Report*



## Add Splash to Your Portfolio

# Sit Developing Markets Growth Fund

**FASTTRACK:**  Daily Prices  |  Account Access  |  Mutual Fund Performance  |  Contact Us

## SIT DEVELOPING MARKETS GROWTH FUND

Ticker: SDMGX

| **Overview** | Returns | Risk | Holdings |

Information reported as of September 30, 2019

### Fund Details

| | |
|---|---|
| Inception Date: | 7/1/94 |
| Fund Assets (Millions): | $9.5 |
| Wtd. Avg. Market Cap (Billions): | $94.7 |
| Median Market Cap (Billions): | $18.8 |
| Ticker: | SDMGX |
| CUSIP: | 82980D-40-0 |
| Minimum Investment Amount: | $5,000 |
| Minimum IRA Investment Amount: | $2,000 |
| Expense Ratio: | 1.40% |

### Average Annual Returns (%)



- Sit Developing Markets Growth Fund
- MSCI Emerging Markets Index

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

### Fund Objectives and Strategy

The Sit Developing Markets Growth Fund seeks to maximize long-term capital appreciation by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal and monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social and political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

### Risk-Reward Profile



LOW                                      HIGH ▲

The Sit Developing Markets Growth Fund has higher risk and higher reward potentials.

### Investment Style

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled or operating in a developing market.

### Investment Adviser

The Sit Mutual Funds' investment adviser is Sit Investment Associates, Inc., an employee-owned firm founded in 1981 in Minneapolis, Minnesota and currently manages $13.4 billion (as of 9/30/19). The firm's sole business is investment management.

### Portfolio Management



Roger J. Sit          Raymond E. Sit

### Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. Risks are enhanced for emerging market issuers. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **MSCI Emerging Markets Index** is an unmanaged free float-adjusted market capitalization index that measures equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

# SIT DEVELOPING MARKETS GROWTH FUND

**Ticker: SDMGX**

| Overview | Returns | Risk | Holdings |

Information reported as of September 30, 2019

## Average Annual Returns (%)



Legend: ● Sit Developing Markets Growth Fund  ● MSCI Emerging Markets Index

X-axis: 3 Month, 1 Year, 3 Year, 5 Year, 10 Year, Since Inception*

### Annualized Returns

|  | Three Month | One Year | Three Year | Five Year | Ten Year | Since Inception* |
|---|---|---|---|---|---|---|
| Sit Developing Markets Growth Fund | -4.94 | -4.50 | 6.86 | 1.33 | 1.86 | 3.81 |
| MSCI Emerging Markets Index | -5.11 | -4.48 | 3.48 | -0.09 | 0.91 | 2.96 |

*Inception Date of 7/1/94

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

## Returns by Year (%)

| | Fund | Index |
|---|---|---|
| 2010 | 14.53 | 16.36 |
| 2011 | -18.48 | -20.41 |
| 2012 | 11.08 | 15.15 |
| 2013 | 0.59 | -4.98 |
| 2014 | -7.79 | -4.63 |
| 2015 | -15.88 | -16.96 |
| 2016 | 3.59 | 8.58 |
| 2017 | 43.23 | 34.35 |
| 2018 | -14.75 | -16.64 |
| 2019 | 6.94 | 3.66 |

## Growth of $10,000

From September 30, 2009 to September 30, 2019



Legend: ● Sit Developing Markets Growth Fund  ● MSCI Emerging Markets Index

## Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. Risks are enhanced for emerging market issuers. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **MSCI Emerging Markets Index** is an unmanaged free float-adjusted market captialization index that measures equity market performance of emerging markets. It is not possible to invest directly in an index.

800-332-5580 | e-mail: info@sitinvest.com | Copyright 2007-2018 Sit Investment Associates, Inc.

Home | Firm History | Glossary | Terms of Use | Privacy Policy

# SIT DEVELOPING MARKETS GROWTH FUND

Cap Size: Large
Investment Style: Blend

Ticker: SDMGX

| Overview | Returns | Risk | Holdings |

Information reported as of September 30, 2019

## Return Volatility



Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. For complete performance data see the *Developing Markets Growth Fund returns page.*

## Up and Down Markets Performance

### Up Market Performance

Average 3-Month Returns of 58 Up Quarters



Rising Market

### Down Market Performance

Average 3-Month Returns of 42 Down Quarters



Falling Market

● Sit Developing Markets Growth Fund
● MSCI Emerging Markets Index

Positive primary Index quarterly performance indicates an "up market"; negative primary Index quarterly performance determines a "down market", regardless of Fund performance. The graph displays the average quarterly returns for the Fund and Index in both up and down markets since the Fund's inception, July 1, 1994. For more complete performance data see the *Developing Markets Growth Fund returns page.*

## Notes

Performance figures are historical and do not guarantee future results. Investment returns and principal will vary, and you may have a gain or loss when you sell shares.

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. Risks are enhanced for emerging market issuers. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. Standard Deviation is a statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. Standard deviation was calculated using the most recent monthly returns for a 3 year period. Refer to the prospectus for specific risks. The fund's measure of volatility is subject to change without notice as market or economic conditions change, and such changes may include significant and nonrecurring volatility events. Historical volatility is not necessarily indicative of future volatility and there is no guarantee that in any time period any one fund will be more or less volatile than any other fund.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **MSCI Emerging Markets Index** is an unmanaged free float-adjusted market capitalization index that measures equity market performance of emerging markets. It is not possible to invest directly in an index.

 **Sit Mutual Funds**

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**FASTTRACK:** Daily Prices | Account Access | Mutual Fund Performance | Contact Us

# SIT DEVELOPING MARKETS GROWTH FUND

**Ticker: SDMGX**

| Overview | Returns | Risk | **Holdings** |
|---|---|---|---|

Information reported as of September 30, 2019

## Country Allocation (%)



| | % | Country |
|---|---|---|
| 🟩 | 37.4 | China/Hong Kong |
| 🟦 | 10.4 | South Korea |
| 🟪 | 7.1 | India |
| 🟥 | 7.0 | South Africa |
| 🟫 | 6.0 | Taiwan |
| 🟩 | 4.1 | Chile |
| 🟦 | 3.3 | Israel |
| 🟪 | 3.3 | Indonesia |
| 🟥 | 16.4 | 9 Other Countries less than 3.3% |
| ⬜ | 5.0 | Cash and Other Assets |

## Sector Allocation (%)



| | % | Sector |
|---|---|---|
| 🟩 | 23.0 | Finance |
| 🟦 | 15.7 | Electronic Technology |
| 🟪 | 9.3 | Retail Trade |
| 🟥 | 9.3 | Technology Services |
| 🟫 | 6.3 | Consumer Services |
| 🟩 | 5.2 | Consumer Non-Durables |
| 🟦 | 5.1 | Energy Minerals |
| 🟪 | 5.1 | Health Technology |
| 🟥 | 16.0 | Sectors less than 5% |
| ⬜ | 5.0 | Cash and Other Net Assets |

## Top 10 Holdings

| Company | % of Net Assets |
|---|---|
| Samsung Electronics Co., Ltd. | 5.3 |
| Alibaba Group Holding, Ltd., ADR | 5.0 |
| Tencent Holdings, Ltd. | 5.0 |
| iShares MSCI India ETF | 3.9 |
| Taiwan Semiconductor Co. | 3.4 |
| NICE Systems, Ltd., ADR | 3.3 |
| TAL Education Group, ADR | 3.3 |
| HDFC Bank, Ltd., ADR | 3.2 |
| Bid Corp., Ltd. | 2.9 |
| China Construction Bank Corp. | 2.9 |
| Numbers of Holdings: 49 | Top 10: 38.2 |

## Portfolio Holdings

 *Complete List of Holdings for the Developing Markets Growth Fund as of June 30, 2019.*

## FUND PRICES

*Current Share Prices*

## HOW TO INVEST

*Instructions*
*Applications*
*Summary Prospectus*

## MANAGE MY ACCOUNT

**1-800-332-5580**

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

## THE SIT MUTUAL FUNDS

Select a Fund ▾

## ADDITIONAL RESOURCES

*Fact Sheet*
*Summary Prospectus*
*Statutory Prospectus*
*Statement of Additional Information*
*Annual Report*

## Disclosure

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. Risks are enhanced for emerging market issuers. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **MSCI Emerging Markets Index** is an unmanaged free float-adjusted market captialization index that measures equity market performance of emerging markets. It is not possible to invest directly in an index.



# Stay Grounded

**Dividend Growth Fund**
**Global Dividend Growth Fund**
**Small Cap Dividend Growth Fund**

## Growth + Income

## SIT DIVIDEND GROWTH FUND

Tickers: SDVGX, SDVSX

| **Overview** | Returns | Risk | Holdings |

Information reported as of September 30, 2019

### Fund Details

**Inception Dates**
I Class    12/31/03
S Class    3/31/06

**Fund Assets**
I Class    $206.7M
S Class    $38.5M

**Tickers**
I Class    SDVGX
S Class    SDVSX

**CUSIP Numbers**
I Class    82980D-70-7
S Class    82980D-80-6

**Minimum Investment Amounts**
I Class    $100,000
S Class    $5,000

**Minimum IRA Investment Amount**
I Class    $100,000
S Class    $2,000

**Expense Ratios**
I Class    0.70%
S Class    0.95%

### Average Annual Returns



Legend: ● Sit Dividend Growth Fund Class I   ● S&P 500® Index

Returns (%): categories — Three Month, One Year, Three Year, Five Year, Ten Year, Since Inception*

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

### Fund Objectives and Strategy

The Sit Dividend Growth Fund seeks current income that exceeds the dividend yield of the S&P 500® Index and grows over a period of years and long-term capital appreciation. To achieve its objectives, the Fund invests, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend-paying, growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

### Risk-Reward Profile



LOW ▲ HIGH

The Sit Dividend Growth Fund has moderate risk and moderate reward potentials.

### Investment Style

The Fund invests in large cap growth-oriented stocks that pay dividends. The Fund's holdings exhibit a blend of growth and value characteristics.

### Investment Adviser

The Sit Mutual Funds' investment adviser is Sit Investment Associates, Inc., an employee-owned firm founded in 1981 in Minneapolis, Minnesota and currently manages $13.4 billion (as of 9/30/19). The firm's sole business is investment management.

### Portfolio Management

*Roger J. Sit*     *Kent L. Johnson*

### Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index.

## SIT DIVIDEND GROWTH FUND

**Ticker: SDVGX, SDVSX**

| Overview | **Returns** | Risk | Holdings |

Information reported as of September 30, 2019

### Yield (%)

|  | 30-Day SEC Yield |
|---|---|
| I Share | **1.66** |
| S Share | **1.41** |

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

### Average Annual Returns (%)



**Annualized Returns**

|  | Three Month | One Year | Three Year | Five Year | Ten Year | Since Inception* |
|---|---|---|---|---|---|---|
| **Sit Dividend Growth Fund Class I** | 3.62 | 5.14 | **11.49** | 9.48 | 12.05 | 9.55 |
| S&P 500® Index | 1.70 | 4.25 | 13.39 | 10.84 | 13.24 | 8.66 |
| **Sit Dividend Growth Fund Class S** | 3.58 | 4.88 | **11.22** | 9.21 | 11.78 | 8.89 |
| S&P 500® Index | 1.70 | 4.25 | 13.39 | 10.84 | 13.24 | 8.62 |

*Inception Date of 12/31/03

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

### Returns by Year (%)

|  | Fund (Class I) | Index |
|---|---|---|
| 2010 | 16.43 | 15.06 |
| 2011 | 3.29 | 2.11 |
| 2012 | 13.54 | 16.00 |
| 2013 | 28.18 | 32.39 |
| 2014 | 12.12 | 13.69 |
| 2015 | 0.51 | 1.38 |
| 2016 | 10.73 | 11.96 |
| 2017 | 20.24 | -1.31 |
| 2018 | -6.57 | -4.38 |
| 2019 | 19.82 | 20.55 |

### Growth of $10,000

From September 30, 2009 to September 30, 2019



### Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index.

---

**RECENT ARTICLE**

*The Case for Dividend Strategies*

**FUND PRICES**

*Current Share Prices*

**HOW TO INVEST**

*Instructions*
*Applications*
*Summary Prospectus*

**MANAGE MY ACCOUNT**

**1-800-332-5580**

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

**THE SIT MUTUAL FUNDS**

Select a Fund ⇕

**ADDITIONAL RESOURCES**

*Fact Sheet*
*Summary Prospectus*
*Statutory Prospectus*
*Statement of Additional Information*
*Annual Report*

# Sit Mutual Funds

Print

| Mutual Funds | Account Management | Retirement and Education Plans | Forms and Publications | Firm Information |
|---|---|---|---|---|

FASTTRACK:    Daily Prices  |  Account Access  |  Mutual Fund Performance  |  Contact Us

# SIT DIVIDEND GROWTH FUND

Tickers: SDVGX, SDVSX

Cap Size: Large
Investment Style: Blend

| Overview | Returns | Risk | Holdings |
|---|---|---|---|

Information reported as of September 30, 2019

## Return Volatility



Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance.  In general, the higher the standard deviation, the greater the volatility or risk.  For complete performance data see the *Dividend Growth Fund returns page.*

## Up and Down Markets Performance

### Up Market Performance

Average 3-Month Returns of 46 Up Quarters



### Down Market Performance

Average 3-Month Returns of 16 Down Quarters



● Sit Dividend Growth Fund Class I
● S&P 500® Index

Positive primary Index quarterly performance indicates an "up market"; negative primary Index quarterly performance determines a "down market", regardless of Fund performance. The graph displays the average quarterly returns for the Fund and Index in both up and down markets since the Fund's inception, December 31, 2003.  For complete performance data see the *Dividend Growth Fund returns page.*

## Notes

Performance figures are historical and do not guarantee future results. Investment returns and principal will vary, and you may have a gain or loss when you sell shares.

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends.  Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.  The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style.  International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards.  An increase in interest rates may lower the value of the fixed-income securities held by the Fund.  A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus.  The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing.  Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.  Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. Standard Deviation is a statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. Standard deviation was calculated using the most recent monthly returns for a 3 year period. Refer to the prospectus for specific risks. The fund's measure of volatility is subject to change without notice as market or economic conditions change, and such changes may include significant and nonrecurring volatility events. Historical volatility is not necessarily indicative of future volatility and there is no guarantee that in any time period any one fund will be more or less volatile than any other fund.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations.  The **S&P 500® Index** is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies.  It is not possible to invest directly in an index.

RECENT ARTICLE

*The Case for Dividend Strategies*

FUND PRICES

*Current Share Prices*

HOW TO INVEST

*Instructions*
*Applications*
*Summary Prospectus*

*MANAGE MY ACCOUNT*

**1-800-332-5580**

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund ⬍

ADDITIONAL RESOURCES

*Fact Sheet*
*Summary Prospectus*
*Statutory Prospectus*
*Statement of Additional Information*
*Annual Report*

## SIT DIVIDEND GROWTH FUND

**Ticker: SDVGX, SDVSX**

| Overview | Returns | Risk | **Holdings** |

**Information reported as of September 30, 2019**

### Sector Allocation (%)
*Click on chart segments for detailed information.*



- 14.6 Health Technology
- 14.5 Finance
- 11.5 Electronic Technology
- 8.6 Producer Manufacturing
- 8.1 Consumer Non-Durables
- 8.1 Technology Services
- 5.6 Energy Minerals
- 5.3 Retail Trade
- 23.0 Sectors less than 5%
- 0.7 Cash and Other Net Assets

### Top 10 Holdings

| Company | % of Net Assets |
| --- | --- |
| Microsoft Corp. | 4.7 |
| Apple, Inc. | 3.3 |
| Verizon Communications, Inc. | 3.1 |
| Johnson & Johnson | 2.6 |
| Home Depot, Inc. | 2.3 |
| Broadcom, Inc. | 2.1 |
| PepsiCo, Inc. | 2.1 |
| JPMorgan Chase & Co. | 1.8 |
| Medtronic, PLC | 1.7 |
| Becton Dickinson and Co. | 1.7 |
| Numbers of Holdings: 78 | Top 10: 25.3 |

### Portfolio Holdings



*Complete List of Holdings for the Dividend Growth Fund as of June 30, 2019.*

### Disclosure

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index.

# Sit Mutual Funds



**Print**

| Mutual Funds | Account Management | Retirement and Education Plans | Forms and Publications | Firm Information |

## RESPONSIBLE INVESTING

## Sit ESG Growth Fund

**FASTTRACK:** | Daily Prices | Account Access | Mutual Fund Performance | Contact Us

# SIT ESG GROWTH FUND

Tickers: IESGX, SESGX

| **Overview** | Returns | Risk | Holdings |

Information reported as of September 30, 2019

## Fund Details

| | |
|---|---|
| **Inception Dates** | 6/30/16 |
| **Fund Assets** | |
| I Class | $3.4M |
| S Class | $2.9M |
| **Tickers** | |
| I Class | IESGX |
| S Class | SESGX |
| **CUSIP Numbers** | |
| I Class | 82980D-84-8 |
| S Class | 82980D-83-0 |
| **Minimum Investment Amounts** | |
| I Class | $100,000 |
| S Class | $5,000 |
| **Minimum IRA Investment Amount** | |
| I Class | $100,000 |
| S Class | $2,000 |
| **Expense Ratios** | |
| I Class | 1.00% |
| S Class | 1.25% |

## Average Annual Returns (%)



Legend: ● Sit ESG Growth Fund Class I ● MSCI World Index

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers, total return figures would have been lower. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

## Fund Objectives and Strategy

The Sit ESG Growth Fund objective is to maximize long-term capital appreciation by investing, under normal market conditions, at least 80% of its net assets in companies that the Adviser believes have strong environmental, social and corporate governance (ESG) practices at the time of purchase.

## Risk-Reward Profile



LOW ▲ HIGH

The Sit ESG Growth Fund has higher risk and higher reward potentials.

## Investment Style

The Fund invests in large to medium capitalization global companies that the Adviser believes have strong environmental, social and corporate governance (ESG) practices at the time of purchase.

## Investment Adviser

The Sit Mutual Funds' investment adviser is Sit Investment Associates, Inc. It is an employee-owned firm founded in 1981 in Minneapolis, Minnesota and currently manages $13.4 billion (as of 9/30/19). The firm's sole business is investment management.

## Portfolio Management



Roger J. Sit          David A. Brown          Kent L. Johnson



Tasha M. Murdoff          Michael T. Manns

## Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page*.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. Stocks of companies with ESG practices may not experience the same capital appreciation as companies without ESG practices. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** represents large and mid-cap equity performance of 23 developed markets countries. It is not possible to invest directly in an index.

### HOW TO INVEST

*Instructions*
*Applications*
*Summary Prospectus*

### MANAGE MY ACCOUNT

**1-800-332-5580**

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

### THE SIT MUTUAL FUNDS

Select a Fund

### ADDITIONAL RESOURCES

*Fact Sheet*
*Summary Prospectus*
*Statutory Prospectus*
*Statement of Additional Information*
*Annual Report*

# SIT ESG GROWTH FUND

Tickers: IESGX, SESGX

| Overview | Returns | Risk | Holdings |

Information reported as of September 30, 2019

## Average Annual Returns (%)



● Sit ESG Growth Fund Class I
● MSCI World Index

|                            | Three Month | One Year |
|----------------------------|-------------|----------|
| Sit ESG Growth Fund Class I | 0.53        | 3.52     |
| Sit ESG Growth Fund Class S | 0.46        | 3.23     |
| MSCI World Index            | 0.53        | 1.83     |

*Inception Date of 6/30/16

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers, total return figures would have been lower. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

## Returns by Year (%)

|      | Fund (Class I) | Index |
|------|----------------|-------|
| 2016 | 2.01           | 6.81  |
| 2017 | 23.72          | 22.40 |
| 2018 | -7.36          | -8.71 |
| 2019 | 16.49          | 17.61 |

## Growth of $10,000

From June 30, 2016 to September 30, 2019



● Sit ESG Growth Fund
● MSCI World Index

## Disclosure

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. Stocks of companies with ESG practices may not experience the same capital appreciation as companies without ESG practices. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** represents large and mid-cap equity performance of 23 developed markets countries. It is not possible to invest directly in an index.

# SIT ESG GROWTH FUND

Tickers: IESGX, SESGX

Cap Size: Large
Investment Style: Growth

| Overview | Returns | **Risk** | Holdings |

Information reported as of September 30, 2019

## Return Volatility



Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. For complete performance data see the *ESG Growth Fund returns page*.

## Up and Down Markets Performance

**Up Market Performance**

Average 3-Month Returns of 10 Up Quarters



**Down Market Performance**

Average 3-Month Returns of 2 Down Quarters



● Sit ESG Growth Fund - Class I
● MSCI World Index

Positive primary Index quarterly performance indicates an "up market"; negative primary Index quarterly performance determines a "down market", regardless of Fund performance. The graph displays the average quarterly returns for the Fund and Index in both up and down markets since the Fund's inception, June 30, 2016. For complete performance data see the *ESG Growth Fund returns page.*

## Notes

Performance figures are historical and do not guarantee future results. Investment returns and principal will vary, and you may have a gain or loss when you sell shares.

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. Stocks of companies with ESG practices may not experience the same capital appreciation as companies without ESG practices. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. Standard Deviation is a statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. Standard deviation was calculated using the most recent monthly returns for a 3 year period. Refer to the prospectus for specific risks. The fund's measure of volatility is subject to change without notice as market or economic conditions change, and such changes may include significant and nonrecurring volatility events. Historical volatility is not necessarily indicative of future volatility and there is no guarantee that in any time period any one fund will be more or less volatile than any other fund.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** represents large and mid-cap equity performance of 23 developed markets countries. It is not possible to invest directly in an index.

### HOW TO INVEST

*Instructions*
*Applications*
*Summary Prospectus*

### MANAGE MY ACCOUNT

**1-800-332-5580**

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

### THE SIT MUTUAL FUNDS

Select a Fund       ⇕

### ADDITIONAL RESOURCES

*Fact Sheet*
*Summary Prospectus*
*Statutory Prospectus*
*Statement of Additional Information*
*Annual Report*

# ䷖ Sit Mutual Funds

🖶 **Print**

| Mutual Funds | Account Management | Retirement and Education Plans | Forms and Publications | Firm Information | 🔍 |
|---|---|---|---|---|---|

**FASTTRACK:**   Daily Prices   |   Account Access   |   Mutual Fund Performance   |   Contact Us

## SIT ESG GROWTH FUND

**Tickers: IESGX, SESGX**

| Overview | Returns | Risk | **Holdings** |
|---|---|---|---|

**Information reported as of September 30, 2019**

### Sector Allocation (%)
*Click on chart segments for detailed information.*



- ■ 15.6 Technology Services
- ■ 13.7 Health Technology
- ■ 12.6 Finance
- ■ 11.9 Consumer Non-Durables
- ■ 6.8 Electronic Technology
- ■ 6.4 Consumer Services
- ■ 6.4 Producer Manufacturing
- ■ 4.0 Retail Trade
- ■ 18.2 Sectors less than 4%
- ■ 4.4 Cash and Other Net Assets

### Top 10 Holdings

| Company | % of Net Assets |
|---|---|
| Microsoft Corp. | 4.4 |
| Allianz SE, ADR | 3.6 |
| Apple, Inc. | 2.8 |
| Home Depot, Inc. | 2.7 |
| Ingersoll-Rand, PLC | 2.7 |
| Iberdrola SA, ADR | 2.7 |
| Verizon Communications, Inc. | 2.5 |
| Novartis AG, ADR | 2.5 |
| Nestle SA, ADR | 2.4 |
| Ecolab, Inc. | 2.4 |
| Numbers of Holdings: 52 | Top 10: 28.8 |

### Portfolio Holdings

 *Complete List of Holdings for the ESG Growth Fund as of June 30, 2019.*

### Notes

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. Stocks of companies with ESG practices may not experience the same capital appreciation as companies without ESG practices. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** represents large and mid-cap equity performance of 23 developed markets countries. It is not possible to invest directly in an index.



# SIT GLOBAL DIVIDEND GROWTH FUND

**Tickers: GDGIX, GDGSX**

| Overview | Returns | Risk | Holdings |

**Information reported as of September 30, 2019**

## Fund Details

**Inception Dates**

| I Class | 9/30/08 |
| S Class | 9/30/08 |

**Fund Assets**

| I Class | $30.9M |
| S Class | $3.4M |

**Tickers**

| I Class | GDGIX |
| S Class | GDGSX |

**CUSIP Numbers**

| I Class | 82980D-88-9 |
| S Class | 82980D-87-1 |

**Minimum Investment Amounts**

| I Class | $100,000 |
| S Class | $5,000 |

**Minimum IRA Investment Amount**

| I Class | $100,000 |
| S Class | $2,000 |

**Expense Ratios**

| I Class | 1.00% |
| S Class | 1.25% |

## Average Annual Returns



Legend:
- Sit Global Dividend Growth Fund Class I
- Sit Global Dividend Growth Fund Class S
- MSCI World Index

(Chart with categories: 3 Month, 1 Year, 3 Year, 5 Year, 10 Year, Since Inception; Returns axis 0% to 15%)

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

## Fund Objectives and Strategy

The Sit Global Dividend Growth Fund seeks current income that exceeds the dividend yield of the MSCI World Index® and grows over a period of years and long-term capital appreciation. To achieve its objectives, the Fund invests, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 30% of its net assets) in companies outside the U.S. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

## Risk-Reward Profile



LOW ▲ HIGH

The Sit Global Dividend Growth Fund has medium risk and medium reward potentials.

## Investment Style

The Fund invests in large cap, growth-oriented stocks that pay dividends. The Fund's holdings exhibit a blend of growth and value characteristics.

## Investment Adviser

The Sit Mutual Funds' investment adviser is Sit Investment Associates, Inc., an employee-owned firm founded in 1981 in Minneapolis, Minnesota and currently manages $13.4 billion (as of 9/30/19). The firm's sole business is investment management.

## Portfolio Management



Roger J. Sit    Kent L. Johnson    Raymond E. Sit    Tasha M. Murdoff

## Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries.

## SIT GLOBAL DIVIDEND GROWTH FUND

**Ticker: GDGIX, GDGSX**

| Overview | Returns | Risk | Holdings |

Information reported as of September 30, 2019

### Yield (%)

| | 30-Day SEC Yield |
|---|---|
| I Share | **1.53** |
| S Share | **1.28** |

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

### Average Annual Returns (%)



Legend:
- Sit Global Dividend Growth Fund Class I
- Sit Global Dividend Growth Fund Class S
- MSCI World Index

| | | Annualized Returns | | | |
|---|---|---|---|---|---|
| | Three Month | One Year | Three Year | Five Year | Since Inception* |
| **Sit Global Dividend Growth Fund Class I** | 2.01 | 5.22 | 8.81 | 6.40 | 8.53 |
| **Sit Global Dividend Growth Fund Class S** | 1.89 | 4.90 | 8.52 | 6.13 | 8.25 |
| MSCI World Index | 0.53 | 1.83 | 10.21 | 7.18 | 7.92 |

*Inception Date of 9/30/08

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

### Returns by Year (%)

| | Fund (Class I) | Index |
|---|---|---|
| 2010 | 11.58 | 11.76 |
| 2011 | -2.58 | -5.54 |
| 2012 | 13.61 | 15.83 |
| 2013 | 21.70 | 26.68 |
| 2014 | 4.03 | 4.94 |
| 2015 | -0.93 | -0.87 |
| 2016 | 4.96 | 7.51 |
| 2017 | 19.75 | 22.40 |
| 2018 | -9.63 | -8.71 |
| 2019 | 18.43 | 17.61 |

### Growth of $10,000

From September 30, 2008 to September 30, 2019



Legend:
- Sit Global Dividend Growth Fund Class I
- MSCI World Index

### Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page*.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries.

# SIT GLOBAL DIVIDEND GROWTH FUND

Cap Size: Large
Investment Style: Blend

Tickers: GDGIX, GDGSX

| Overview | Returns | Risk | Holdings |

Information reported as of September 30, 2019

## Return Volatility



Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. For complete performance data see the *Global Dividend Growth Fund returns page.*

## Up and Down Markets Performance

### Up Market Performance

Average 3-Month Returns of 33 Up Quarters



### Down Market Performance

Average 3-Month Returns of 10 Down Quarters



● Sit Global Dividend Growth Fund Class I
● MSCI World Index

Positive primary Index quarterly performance indicates an "up market"; negative primary Index quarterly performance determines a "down market", regardless of Fund performance. The graph displays the average quarterly returns for the Fund and Index in both up and down markets since the Fund's inception, September 30, 2008. For complete performance data see the *Global Dividend Growth Fund returns page.*

## Notes

Performance figures are historical and do not guarantee future results. Investment returns and principal will vary, and you may have a gain or loss when you sell shares.

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. Standard Deviation is a statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. Standard deviation was calculated using the most recent monthly returns for a 3 year period. Refer to the prospectus for specific risks. The fund's measure of volatility is subject to change without notice as market or economic conditions change, and such changes may include significant and nonrecurring volatility events. Historical volatility is not necessarily indicative of future volatility and there is no guarantee that in any time period any one fund will be more or less volatile than any other fund.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries.

**RECENT ARTICLE**
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**ADDITIONAL RESOURCES**
*Fact Sheet*
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*Annual Report*

# SIT GLOBAL DIVIDEND GROWTH FUND

Ticker: GDGIX, GDGSX

Overview | Returns | Risk | **Holdings**

Information reported as of September 30, 2019

## Country Allocation (%)



| | | |
|---|---|---|
| | 67.5 | United States |
| | 8.0 | United Kingdom |
| | 5.6 | Germany |
| | 3.2 | Switzerland |
| | 2.8 | Ireland |
| | 2.7 | Spain |
| | 2.0 | Netherlands |
| | 1.9 | Canada |
| | 2.2 | 4 Other Countries less than 1.9% |
| | 4.1 | Cash and Other Assets |

## Sector Allocation (%)



| | | |
|---|---|---|
| | 16.0 | Finance |
| | 12.2 | Producer Manufacturing |
| | 11.4 | Consumer Non-Durables |
| | 9.0 | Technology Services |
| | 7.8 | Health Technology |
| | 7.4 | Electronic Technology |
| | 6.2 | Consumer Services |
| | 5.1 | Process Industries |
| | 20.8 | Sectors less than 5% |
| | 4.1 | Cash & Other Net Assets |

## Top 10 Holdings

| Company | % of Net Assets |
|---|---|
| Microsoft Corp. | 5.8 |
| JPMorgan Chase & Co. | 3.3 |
| Verizon Communications, Inc. | 3.1 |
| Starbucks Corp. | 2.8 |
| Johnson & Johnson | 2.6 |
| Apple, Inc. | 2.6 |
| Nestle SA | 2.4 |
| Allianz SE, ADR | 2.4 |
| PepsiCo, Inc. | 2.3 |
| Union Pacific Corp. | 2.2 |
| Number of Holdings: 68 | Top 10: 17.6 |

## Portfolio Holdings



*Complete List of Holdings for the Global Dividend Growth Fund as of June 30, 2019.*

### Disclosure

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries.


Making the world a smaller place

## Sit International Growth Fund

*FASTTRACK:*   Daily Prices   |   Account Access   |   Mutual Fund Performance   |   Contact Us

# SIT INTERNATIONAL GROWTH FUND
Ticker: SNGRX

**Overview** | Returns | Risk | Holdings

Information reported as of September 30, 2019

## Fund Details

| | |
|---|---|
| Inception Date: | 11/1/91 |
| Fund Assets (Millions): | $22.6 |
| Wtd. Avg. Market Cap (Billions): | $76.7 |
| Median Market Cap (Billions): | $31.7 |
| Ticker: | SNGRX |
| CUSIP: | 82980D-10-3 |
| Minimum Investment Amount: | $5,000 |
| Minimum IRA Investment Amount: | $2,000 |
| Expense Ratio: | 1.50% |

## Average Annual Returns



● Sit International Growth Fund
● MSCI EAFE Index

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

## Fund Objectives and Strategy

The Sit International Growth Fund seeks long-term growth by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States.  In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal and monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social and political trends.  The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average.  Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

## Risk-Reward Profile



LOW ▲ HIGH

The Sit International Growth Fund has higher risk and higher reward potentials.

## Investment Style

The Fund invests in common stocks of companies domiciled outside the United States.

## Investment Adviser

The Sit Mutual Funds' investment adviser is Sit Investment Associates, Inc.  It is an employee-owned firm founded in 1981 in Minneapolis, Minnesota and currently manages $13.4 billion (as of 9/30/19).  The firm's sole business is investment management.

## Portfolio Management



Roger J. Sit        Tasha M. Murdoff

## Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **MSCI EAFE Index** (Europe, Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

## Sit Mutual Funds

🖨 Print

| Mutual Funds | Account Management | Retirement and Education Plans | Forms and Publications | Firm Information | | 🔍 |

**FASTTRACK:** Daily Prices | Account Access | Mutual Fund Performance | Contact Us

# SIT INTERNATIONAL GROWTH FUND

**Ticker: SNGRX**

| Overview | Returns | Risk | Holdings |

Information reported as of September 30, 2019

## Average Annual Returns (%)



Legend:
● Sit International Growth Fund
● MSCI EAFE Index

| | Annualized Returns | | | | | |
| | Three Month | One Year | Three Year | Five Year | Ten Year | Since Inception* |
|---|---|---|---|---|---|---|
| Sit International Growth Fund | -2.57 | -0.47 | 4.22 | 2.73 | 4.46 | 3.84 |
| Morgan Stanley EAFE Index | -1.07 | -1.34 | 6.48 | 3.27 | 4.90 | 5.17 |

*Inception Date of 11/1/91

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

## Returns by Year (%)

| | Fund | Index |
|---|---|---|
| 2010 | 9.51 | 7.75 |
| 2011 | -10.80 | -12.14 |
| 2012 | 18.79 | 17.32 |
| 2013 | 17.56 | 22.78 |
| 2014 | -7.88 | -4.90 |
| 2015 | 4.86 | -0.81 |
| 2016 | -6.66 | 1.00 |
| 2017 | 24.02 | 25.03 |
| 2018 | -16.27 | -13.79 |
| 2019 | 16.47 | 12.80 |

## Growth of $10,000

From September 30, 2009 to September 30, 2019



Legend:
● Sit International Growth Fund
● MSCI EAFE Index

## Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary* page.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **MSCI EAFE Index** (Europe, Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index.

### FUND PRICES
*Current Share Prices*

### HOW TO INVEST
*Instructions*
*Applications*
*Summary Prospectus*

### MANAGE MY ACCOUNT

### 1-800-332-5580
Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

### THE SIT MUTUAL FUNDS
Select a Fund ▼

### ADDITIONAL RESOURCES
*Fact Sheet*
*Summary Prospectus*
*Statutory Prospectus*
*Statement of Additional Information*
*Annual Report*

# SIT INTERNATIONAL GROWTH FUND

Ticker: SNGRX

Cap Size: Large
Investment Style: Growth

| Overview | Returns | Risk | Holdings |

Information reported as of September 30, 2019

## Return Volatility



Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. For complete performance data see the *International Growth Fund returns page.*

## Up and Down Markets Performance

### Up Market Performance

Average 3-Month Returns of 71 Up Quarters



### Down Market Performance

Average 3-Month Returns of 39 Down Quarters



● Sit International Growth Fund
● MSCI EAFE Index

Positive primary Index quarterly performance indicates an "up market"; negative primary Index quarterly performance determines a "down market", regardless of Fund performance. The graph displays the average quarterly returns for the Fund and Index in both up and down markets since the Fund's inception, November 1, 1991. For complete performance data see the *International Growth Fund returns page.*

## Notes

Performance figures are historical and do not guarantee future results. Investment returns and principal will vary, and you may have a gain or loss when you sell shares.

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. Standard Deviation is a statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. Standard deviation was calculated using the most recent monthly returns for a 3 year period. Refer to the prospectus for specific risks. The fund's measure of volatility is subject to change without notice as market or economic conditions change, and such changes may include significant and nonrecurring volatility events. Historical volatility is not necessarily indicative of future volatility and there is no guarantee that in any time period any one fund will be more or less volatile than any other fund.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **MSCI EAFE Index** (Europe, Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index.

# SIT INTERNATIONAL GROWTH FUND

**Ticker: SNGRX**

| Overview | Returns | Risk | **Holdings** |

**Information reported as of September 30, 2019**

## Country Allocation (%)



| | | |
|---|---|---|
| 🟩 | 17.1 | United Kingdom |
| 🟦 | 13.5 | Switzerland |
| 🟪 | 10.4 | China/Hong Kong |
| 🟥 | 9.0 | Japan |
| 🟫 | 7.6 | France |
| 🟩 | 6.5 | Germany |
| 🟦 | 5.4 | Canada |
| 🟦 | 5.0 | United States |
| 🟥 | 23.6 | 10 Other Countries less than 5% |
| ⬜ | 1.9 | Cash and Other Assets |

## Sector Allocation (%)



| | | |
|---|---|---|
| 🟩 | 17.8 | Finance |
| 🟦 | 12.6 | Consumer Non-Durables |
| 🟪 | 11.8 | Health Technology |
| 🟥 | 11.2 | Technology Services |
| 🟫 | 10.6 | Producer Manufacturing |
| 🟩 | 9.1 | Electronic Technology |
| 🟦 | 4.0 | Energy Minerals |
| 🟪 | 3.2 | Consumer Durables |
| 🟥 | 17.8 | Sectors less than 3% |
| ⬜ | 1.9 | Cash & Other Net Assets |

## Top 10 Holdings

| Company | % of Net Assets |
|---|---|
| Nestle SA | 3.2 |
| Allianz SE | 2.3 |
| adidas AG | 2.2 |
| Safran SA | 2.2 |
| Royal Dutch Shell, PLC, ADR | 2.2 |
| Iberdrola SA | 2.1 |
| Euronet Worldwide, Inc. | 2.0 |
| Schneider Electric SE | 1.9 |
| ASML Holding NV | 1.9 |
| Terumo Corp. | 1.9 |
| Numbers of Holdings: 78 | Top 10: 21.9 |

## Portfolio Holdings



*Complete List of Holdings for the International Growth Fund as of June 30, 2019.*

**FUND PRICES**

*Current Share Prices*

**HOW TO INVEST**

*Instructions*
*Applications*
*Summary Prospectus*

**MANAGE MY ACCOUNT**

**1-800-332-5580**

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

**THE SIT MUTUAL FUNDS**

| Select a Fund ⬍ |

**ADDITIONAL RESOURCES**

*Fact Sheet*
*Summary Prospectus*
*Statutory Prospectus*
*Statement of Additional Information*
*Annual Report*



# Grab something from industry giants

## Sit Large Cap Growth Fund

**FASTTRACK:** | Daily Prices | Account Access | Mutual Fund Performance | Contact Us

# SIT LARGE CAP GROWTH FUND

**Ticker: SNIGX**

| Overview | Returns | Risk | Holdings |

Information reported as of September 30, 2019

## Fund Details

| Inception Date: | 9/2/82 |
|---|---|
| Fund Assets (Millions): | $114.3 |
| Wtd. Avg. Market Cap (Billions): | $321.7 |
| Median Market Cap (Billions): | $83.4 |
| Ticker: | SNIGX |
| CUSIP: | 829797-10-9 |
| Minimum Investment Amount: | $5,000 |
| Minimum IRA Investment Amount: | $2,000 |
| Expense Ratio: | 1.00% |

## Average Annual Returns



Legend: ● Sit Large Cap Growth Fund ● Russell 1000® Growth Index

Categories: 3 Month, 1 Year, 3 Year, 5 Year, 10 Year, Since Inception

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

## Fund Objectives and Strategy

The Sit Large Cap Growth Fund objective is to maximize long-term capital appreciation by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in Domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

## Risk-Reward Profile



LOW ▲ HIGH

The Sit Large Cap Growth Fund has higher risk and higher reward potentials.

## Investment Style

The Fund invests in large cap, growth-oriented stocks.

## Investment Adviser

The Sit Mutual Funds' investment adviser is Sit Investment Associates, Inc. It is an employee-owned firm founded in 1981 in Minneapolis, Minnesota and currently manages $13.4 billion (as of 9/30/19). The firm's sole business is investment management.

## Portfolio Management


*Roger J. Sit*


*Ronald D. Sit*

## Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. Russell 1000 Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

---

# Sit Mutual Funds

🖶 Print

| Mutual Funds | Account Management | Retirement and Education Plans | Forms and Publications | Firm Information | | 🔍 |

**FASTTRACK:** Daily Prices | Account Access | Mutual Fund Performance | Contact Us

## SIT LARGE CAP GROWTH FUND

**Ticker: SNIGX**

Overview | **Returns** | Risk | Holdings

Information reported as of September 30, 2019

### Average Annual Returns (%)



|  | Three Month | One Year | Three Year | Five Year | Ten Year | Since Inception* |
|---|---|---|---|---|---|---|
| **Annualized Returns** | | | | | | |
| **Sit Large Cap Growth Fund** | **1.08** | **2.82** | **14.58** | **11.35** | **11.97** | **10.17** |
| Russell 1000® Growth Index | 1.49 | 3.71 | 16.89 | 13.39 | 14.94 | 11.40 |

*Inception Date of 9/2/82

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

### Returns by Year (%)

|  | Fund | Index |
|---|---|---|
| 2010 | 10.79 | 16.71 |
| 2011 | -0.53 | 2.64 |
| 2012 | 13.96 | 15.26 |
| 2013 | 29.21 | 33.48 |
| 2014 | 10.97 | 13.05 |
| 2015 | 4.47 | 5.67 |
| 2016 | 4.36 | 7.08 |
| 2017 | 27.83 | 30.21 |
| 2018 | -3.11 | -1.51 |
| 2019 | 20.56 | 23.30 |

### Growth of $10,000

From September 30, 2009 to September 30, 2019



### Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. Russell 1000 Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index.

**FUND PRICE**
*Current Share Prices*

**HOW TO INVEST**
*Instructions*
*Applications*
*Summary Prospectus*

**MANAGE MY ACCOUNT**

**1-800-332-5580**
Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

**THE SIT MUTUAL FUNDS**
Select a Fund ▾

**ADDITIONAL RESOURCES**
*Fact Sheet*
*Summary Prospectus*
*Statutory Prospectus*
*Statement of Additional Information*
*Annual Report*

# SIT LARGE CAP GROWTH FUND

Ticker: SNIGX

Cap Size: Large
Investment Style: Growth

| Overview | Returns | **Risk** | Holdings |

Information reported as of September 30, 2019

## Return Volatility



Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. For complete performance data see the *Large Cap Growth Fund returns page*.

## Up and Down Markets Performance

### Up Market Performance

Average 3-Month Returns of 106 Up Quarters



### Down Market Performance

Average 3-Month Returns of 44 Down Quarters



● Sit Large Cap Growth Fund
● Russell 1000® Growth Index

Positive primary Index quarterly performance indicates an "up market"; negative primary Index quarterly performance determines a "down market", regardless of Fund performance. The graph displays the average quarterly returns for the Fund and Index in both up and down markets since the Fund's inception, September 2, 1982. For complete performance data see the *Large Cap Growth Fund returns page*.

## Notes

Performance figures are historical and do not guarantee future results. Investment returns and principal will vary, and you may have a gain or loss when you sell shares.

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page*.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. Standard Deviation is a statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. Standard deviation was calculated using the most recent monthly returns for a 3 year period. Refer to the prospectus for specific risks. The fund's measure of volatility is subject to change without notice as market or economic conditions change, and such changes may include significant and nonrecurring volatility events. Historical volatility is not necessarily indicative of future volatility and there is no guarantee that in any time period any one fund will be more or less volatile than any other fund.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. Russell 1000 Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index.

800-332-5580 | e-mail: *info@sitinvest.com* | Copyright 2007-2018 Sit Investment Associates, Inc.

*Home* | *Firm History* | *Glossary* | *Terms of Use* | *Privacy Policy*

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or by *downloading them from the Documents page*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.


# SIT LARGE CAP GROWTH FUND

**Ticker: SNIGX**

| Overview | Returns | Risk | **Holdings** |

**Information reported as of September 30, 2019**

## Sector Allocation (%)

*Click on chart segments for detailed information.*



- 29.3 Technology Services
- 15.0 Electronic Technology
- 8.4 Retail Trade
- 7.9 Producer Manufacturing
- 7.4 Consumer Services
- 7.3 Consumer Non-Durables
- 5.9 Health Technology
- 4.4 Finance
- 13.1 Sectors less than 4%
- 1.3 Cash and Other Net Assets

## Top 10 Holdings

| Company | % of Net Assets |
|---|---|
| Microsoft Corp. | 7.5 |
| Apple, Inc. | 7.4 |
| Alphabet, Inc. | 6.8 |
| Amazon.com, Inc. | 4.6 |
| Visa, Inc. | 4.1 |
| Facebook, Inc. | 3.0 |
| UnitedHealth Group, Inc. | 2.5 |
| Home Depot, Inc. | 2.3 |
| Adobe, Inc. | 2.2 |
| Estee Lauder Cos., Inc. | 2.1 |
| Numbers of Holdings: 64 | Top 10: 42.5 |

## Portfolio Holdings



*Complete List of Holdings for the Large Cap Growth Fund as of June 30, 2019.*

### FUND PRICE

*Current Share Prices*

### HOW TO INVEST

*Instructions*
*Applications*
*Summary Prospectus*

### MANAGE MY ACCOUNT

**1-800-332-5580**

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

### THE SIT MUTUAL FUNDS

Select a Fund ⇕

### ADDITIONAL RESOURCES

*Fact Sheet*
*Summary Prospectus*
*Statutory Prospectus*
*Statement of Additional Information*
*Annual Report*

## Notes

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. Russell 1000 Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index.